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Byron B. Rooney
Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4658 tel 212 701 5658 fax byron.rooney@davispolk.com

October 10, 2018

Re:	StoneCo Ltd.

Registration Statement on Form F-1

File No. 333-227634

CONFIDENTIAL

Ms. Tonya Aldave

Division of Corporation Finance

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549 -3628

Dear Ms. Aldave:

On behalf of our client, StoneCo Ltd., a Cayman Islands exempted company with limited liability (the “Company”), we are submitting this letter and accompanying materials on a supplemental basis in order to facilitate the review by the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission of the above referenced Registration Statement on Form F-1 (the “Registration Statement”).

We hereby advise the Staff that based on information currently available and current market conditions, the Company intends offer its Class A common shares utilizing a price range where low end of the range will not be lower than $2,290.00 per share and where the high end of the range will not be higher than $2,835.00 per share (the “Indicative Price Range”). We advise the Staff, however, that before commencing marketing efforts for the Offering, the Company expects to implement a share split and reflect such split in the preliminary prospectus. The Indicative Price Range in this letter is shown on a pre-split basis.

The anticipated price range and offering size remain subject to change. However, the Company believes that the Indicative Price Range will not be subject to significant change and that the bona fide price range included in the preliminary prospectus will be within the Indicative Price Range, after giving effect to the share split. The Company expects to include a bona fide estimated price range (giving effect to the share split), as required by Item 501(b) of Regulation S-K, in an amendment to the Registration Statement to be filed prior to the commencement of the roadshow, which amendment will also contain certain other changes resulting from the share split.

Ms. Tonya Aldave Division of Corporation Finance Office of Transportation and Leisure U.S. Securities and Exchange Commission	October 10, 2018

Should any questions arise, please do not hesitate to contact me at (212) 450-4658, (212) 701-5658 (fax) or byron.rooney@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Byron B. Rooney

cc:	Thiago Piau, Chief Executive Officer, DLP Payments Holdings Ltd.

Lia Matos, Chief Strategy Officer, DLP Payments Holdings Ltd.

Colin J. Diamond, White & Case LLP

John R. Vetterli, White & Case LLP

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